UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 17, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AOL Inc.

File No. 001-34419 - CF# 24134

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AOL Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12B filed on July 27, 2009, as amended.

Based on representations by AOL Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibits 10.22 – 10.33 and 10.35 – 10.40	through December 19, 2010
Exhibits 10.42 and 10.44 – 10.46	through December 19, 2010
Exhibits 10.47 – 10.52	through September 30, 2015
Exhibits 10.53 – 10.55 and 10.57 – 10.58	through September 30, 2010
Exhibits 10.60 – 10.64	through September 30, 2010
Exhibit 10.67	through September 30, 2010
Exhibit 10.95	through September 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Legal Branch Chief